Filed by TALX Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

The following is the transcript of a conference call with TALX employees on February 15, 2007.

DATE: FEBRUARY 15, 2007

EVENT: MEETING CALL

THIS TEXT IS BEING PROVIDED IN A ROUGH DRAFT FORMAT. COMMUNICATION ACCESS REALTIME TRANSLATION (CART) IS PROVIDED IN ORDER TO FACILITATE COMMUNICATION ACCESSIBILITY AND MAY NOT BE A TOTALLY VERBATIM RECORD OF THE PROCEEDINGS.

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>>Operator: LADIES AND GENTLEMEN THANK YOU FOR YOUR PATIENCE. PLEASE CONTINUE TO HOLD. THE CONFERENCE WILL BEGIN MOMENTARILY. AGAIN, THANKS FOR YOUR PATIENCE AND PLEASE CONTINUE TO HOLD.

>>Operator: , THAT IS CORRECT YOU FOR STANDING BY. WELCOME TO THE TALX CORPORATION CONFERENCE

CALL FOR EMPLOYEES. AT THIS TIME ALL PARTICIPANTS ARE IN A LIST-ONLY MODE. LATER WE WILL CONDUCT A QUESTION AND ANSWER SESSION. INSTRUCTIONS WILL BE GIVEN AT THAT TIME. IF YOU SHOULD REQUIRE ASSISTANCE DURING THE CALL PLEASE PRESS STAR 0. AS A REMINDER, THIS CONFERENCE IS BEING RECORDED. I WOULD LIKE TO TURN THE CONFERENCE OVER TO OUR HOST MR. BILL CANFIELD. PLEASE GO AHEAD.

>>BILL: GOOD MORNING, EVERYONE. YOU ALL KNOW THE NEWS. IT WAS OUT ON THE PRESS LAST NIGHT AND WE HAD A MEETING WITH ALL OF THE DIRECTORS OF TALX, THE BUSINESS DIRECTORS OF TALX YESTERDAY AFTERNOON. I AM SURE THAT MANY OF YOU HAVE HAD LITTLE SMALL MEETINGS TO KIND OF GET CAUGHT UP. THIS IS A GENERAL MEETING WHERE YOU WILL MEET SOME OF THE PARTICIPANTS FROM EQUIFAX AS WELL AS HEAR SOME DETAIL AND HAVE THE OPPORTUNITY TO ASK AS MANY QUESTIONS AS YOU WISH ABOUT WHERE YOU ARE GOING TO SIT, WILL YOU KEEP YOUR TELEPHONE, IF YOU DO HAVE A JOB, IF ARE YOU MOVING TO ATLANTA. WE

WILL COVER ALL OF THOSE THINGS FOR YOU.

I THINK THE MOST IMPORTANT THING TO TELL YOU IN TERMS OF HOW THIS TRANSACTION CAME ABOUT IS THAT IT HAS BEEN A YEAR IN THE MAKING. NOT KNOWING THAT IT WAS GOING TO END THIS WAY. WHEN WE HAD OUR EMPLOYEE MEETINGS IN NOVEMBER, WE TALKED ABOUT IF THERE WERE A GOOD CANDIDATE OUT THERE TO WOULD TALX THERE WERE IMPORTANT CHARACTERISTICS. ONE WAS CULTURE, SYNERGY AND VALUE. I BELIEVE THAT EQUIFAX FITS ALL OF THOSE CRITERIA. FROM A CULTURE STANDPOINT, THEY ARE LIKE US. THEY ARE AN OLD COMPANY, 107, 108 YEARS OLD. BUT WITH A NEW MANAGEMENT TEAM, AS RICK WILL INTRODUCE, YOU WILL LEARN THAT SOME OF THESE PEOPLE HAVE ONLY BEEN THERE FOR A YEAR AND A HALF OR A YEAR, A NEW MANAGEMENT TEAM, VERY ENTREPRENEURIAL IN WANTING TO REENERGIZE EQUIFAX IN A LOT OF DIFFERENT WAYS.

MANY OF THE GROWTH CHARACTERS OF TALX ARE VERY APPEALING TO THEM. SYNERGY ARE IN THE CREDIT

MARKET. THEY WANT TO BE INSIDE OF THE HOW MAN RESOURCE OFFICES OF AMERICA. WE ARE IN THE CREDIT BUSINESS WITH A LOT OF OUR WORK NUMBER APPLICATIONS WITH THE VERIFIERS AND, OBVIOUSLY, WE ARE IN THE HUMAN RESOURCE OFFICES OF CORPORATE AMERICA. AND FROM A VALUE STANDPOINT, THE VALUE IS FINE. IT WAS THE RIGHT ORGANIZATION AT THE RIGHT TIME AND THE RIGHT VALUE. YOU NEED TO KNOW THAT I AM VERY EXCITED ABOUT IT AND AM ABSOLUTELY COMMITTED TO MAKING THIS WORK.

YOU SEE SOME OF THE ITEMS ON THE SLIDE -- ARE THE SLIDES UP FOR THOSE THAT ARE OUT -- THEY ARE UP ON TALX NET. I WILL MOVE OVER. THAT'S WHY I HAVE THE MICROPHONE IN MY HAND. I WILL MOVE OVER SO THEY CAN READ THE SLIDE BEHIND ME.

MANY OF THE THINGS ON THERE ARE FAIRLY STRAIGHT-FORWARD. ONE OF THE THINGS I SEE A BULLET THAT SAYS BUSINESS CONTINUITY OPTIONS. YOU KNOW WE ARE WORKING ON OUR DISASTER RECOVERY, OUR

BUSINESS CONTINUITY PLAN AND WE WILL PROBABLY BE MODIFYING THAT A LITTLE BIT IN TERMS OF THE FACILITY BECAUSE THERE IS LOTS OF CAPACITY WITHIN EQUIFAX FOR US TO HAVE SOME OF THE DISASTER RECOVERY HARDWARE THAT WE NEED TO RUN A GOOD BUSINESS CONTINUITY CENTER.

WE WILL BE, IN TERMS OF SIZE, A BUSINESS UNIT OF EQUIFAX. WILL YOU SEE THAT IN A MINUTE. AND THE BULLET SAYS FAST-GROWING BUSINESS UNIT. WE ENJOY SOME GROWTH PERCENTAGES THAT ARE PRETTY SIGNIFICANT IN TERMS OF EQUIFAX'S GROWTH. THERE IS LOTS OF WAYS THAT THE SYNERGY WILL COME ABOUT, EXPAND TO EMPLOYER CLIENTS. I HAVE MENTIONED AS PART OF THAT AS THE SYNERGY. I THINK THE IMPORTANT THING TO DO AT THIS POINT WITHOUT FURTHER ADO, AND I GOT TO HIT THE BAR HERE, THIS IS AN OLD PICTURE OF RICK. IT IS NOT HIS BEST PICTURE, AS I TELL HIM ALL THE TIME. LET ME INTRODUCE TO YOU, RICK SMITH, THE CHAIRMAN AND CEO OF EQUIFAX. HE WILL INTRODUCE HIS TEAM. (APPLAUSE).

>>RICK: THANKS, BILL. WITH COMMENTS LIKE THAT, YOU CAN TELL BILL AND I SPENT A LOT OF TIME TOGETHER OVER THE LAST YEAR. IT IS GREAT TO BE HERE WITH YOU TODAY AND WE ARE THRILLED ABOUT THIS MARRIAGE OF TWO FINE COMPANIES. I CAME TO ST. LOUIS ABOUT A YEAR AGO AS BILL SAID AFTER SPENDING 22 YEAR WAS GE, I LEFT GE AND BECAME CEO AND CHAIRMAN OF EQUIFAX. EARLY IN MY TENURE IN THAT ROLE I STARTED DOING RESEARCH ON MARKETS AND DATA COMPANIES AND SAW A LOT OF INTERESTING ARTICLES AND TV CLIPS AS WELL ABOUT TALX AND I QUICKLY CAME TO ADMIRE YOUR BUSINESS MODEL AND ALSO YOUR LEADER.

I CAN TELL YOU THAT AFTER A YEAR OF COURTING EACH OTHER, TALKING AND GETTING TO KNOW EACH OTHER MY ADMIRATION FOR WHAT YOU DO AS A COMPANY AND ADMIRATION FOR BILL AS YOUR LEADER HAS ONLY GROWN OVER THAT TIME FRAME.

LET ME START BY HAVING A FEW MEMBERS, WE HAVE A FEW MORE BUT THEY ARE UPSTAIRS TALKING TO

INVESTORS AS YOU MIGHT GUESS, ANSWERING A LOT OF QUESTIONS REGARDING THE POTENTIAL MERGER OF THESE TWO COMPANIES. TRAIT ME START OR ARE TREY LOCKRAN. HE LEADS CORPORATE DEVELOP WHICH INCLUDES STRATEGIC ACQUISITIONS AND THINGS OF THAT NATURE. TREY IS RELATIVELY NEW. HE CAME TO US FROM BELL SOUTH ABOUT SIX MONTHS AGO, ALMOST A YEAR AGO, RELATIVELY NEW.

OVER HERE, KENT MAST. KENT IS THE GENERAL COUNSEL AND KENT IS FAIRLY KNEW AS WELL, FIVE, SIX YEARS WITH THE COMPANY, IS THAT RIGHT? SEVEN. I AM 0-2. MUCH LIKE YOU GIVE BILL FEEDBACK, I GET FEEDBACK FROM MY TEAM. TELLS YOU ABOUT OUR CULTURE. PRIOR TO THAT WAS OUR OUTSIDE COUNSEL WORKING WITH US FOR MANY, MANY YEARS.

CORETHA RUSHING IS HEAD OF H. R. I AM NOT GOING TO GUESS. SHE HAS BEEN HERE LESS THAN A YEAR. SEVEN MONTHS, LESS THAN A YEAR. I'M 1-3. CORETHA SPENT A NUMBER OF YEARS AMONG NUMBER COMPANIES,

COCA-COLA HEAD OF GLOBAL OPERATIONS AND WE ARE THRILLEDED TO HAVE HER.

PAUL SPRINGLAND. PAUL HAS BEEN HERE FOR A NUMBER OF YEARS WITH EQUIFAX RUNNING MARKET, BRANDING, MARKET DEVELOPMENT, ALL THOSE ACTIVITIES AND GROOM. LEANNE WORKS ARE TREY IN CORPORATE DEVELOPMENT.

YOU WILL PROBABLY SEE A LOT MORE OF TREY OVER THE COMING MONTHS AS WE THINK ABOUT GOING FROM THIS ANNOUNCEMENT TODAY TO ACTUALLY HAVING TALX AS PART OF EQUIFAX, TREY WILL BE WORKING WITH THE TEAM HERE ON INTEGRATION OF THE TWO COMPANIES.

HOW MANY OF YOU HERE ARE ACTUALLY FAMILIAR WITH EQUIFAX? MAYBE A SHOW OF HANDS. MAYBE I SHOULD ASK YOU WHAT WE DO. OBVIOUSLY, WE ARE A CREDIT -- BEEN KNOWN AS A CREDIT BUREAU. WE OPERATE IN 14 COUNTRIES AROUND THE WORLD. WE ARE, AS BILL SAID, ABOUT 108 YEARS OLD, A WONDERFUL BUSINESS MODEL. A BUSINESS WHERE PEOPLE GIVE US DATA, WE ANALYZE

DATA, ADD VALUE TO DATA THROUGH THE SCIENTIFIC DEPARTMENT AND SELL IT BACK TO PEOPLE WITH TECHNOLOGY AND YOU MAKE 40% OPERATING MARGINS. NOT A BAD BUSINESS. VERY, VERY GOOD VALUE PROPOSITION.

OUR CHALLENGE, AS YOU MIGHT GUESS, IS A COUPLE OF THINGS. WHEN YOU ARE 108 YEARS OLD, YOU ALWAYS WANT TO PROTECT THAT LEGACY. IT IS A FANTASTIC BUSINESS MODEL, WELL-RESPECTED BUSINESS MODEL AND BREAK A LOT OF ATTRIBUTES YOU HAVE AT TALX FAST, NIPPLABLE, LESS BUREAUCRATIC. WE WANT TO PROTECT THE OLD AND EMBRACE THE ENTREPRENEURIAL SPIRIT.

DOWN BELOW IS OUR VISION. THIS IS SOMETHING WE SPENT A LOT OF TIME LAST YEAR THINKING ABOUT. YOU MIGHT GUESS WHEN YOU ARE A 108-YEAR-OLD CREDIT BUREAU, YOU WOULD THINK PART OF YOUR VISION IS TO HAVE THE TERMS RISK OR CREDIT IN YOUR NAME. BUT, OBVIOUSLY, WE ARE EMBARKING UPON A VENTURE FAR

DIFFERENT THAN THAT. WE INTENTIONALLY THOUGHT ABOUT WHAT WE DO AND WHAT WE DO WELL. WHAT WE DO WELL IS COLLECT PROPRIETARY DATA, AGGREGATE DATA, ANALYZE DATA, USE TECHNOLOGY AND SELL IT BACK TO PEOPLE. THERE IS AN UNIVERSE OUT THERE FAR GREATER THAN CREDIT DATA. WE WENT TO WALL STREET AND TALKED TO WALL STREET BACK IN SEPTEMBER ABOUT THE FUTURE AND HENCE THE VISION THINK ABOUT US NOT AS A CREDIT COMPANY BUT AS A COMPANY THAT MANAGES PROPRIETARY DATA AND ADDS VALUE, HENCE THE GREAT AND NATURAL FIT OF WHAT YOU DO INTO OUR BUSINESS MODEL.

I THINK ANOTHER IMPORTANT POINT HERE THAT WE HAVE SPENT A LOT OF TIME TALKING ABOUT IS HELPING CUSTOMERS, BEING EX TERRIBLY FACING AND ALSO TALK ABOUT OURSELVES AS BEING A TRUSTED STEW WARD OF INFORMATION. WE TALK OUR JOB VERY SERIOUSLY AS IT RELATES TO THE DATA WE GET. WE HAVE 300 MILLION CONSUMERS ON OUR FILES AROUND THE WORLD, 100 MILLION CORPORATIONS AROUND THE WORLD, VERY

SENSITIVE DATA, MUCH LIKE YOUR DATA BASE, VERY SENSITIVE. WE LOSE THAT DATA WE LOST TRUST AND CONFIDENCE IN THE CONTRIBUTION AND OUR MODEL IS DAMAGED LIKE YOURS. BEING A TRUSTED STEWARD OF THE DATA WE MANAGE IS EXTREMELY IMPORTANT.

WHY ARE WE INTERESTED IN TALX? I WON'T READ FROM THE CHART BUT GIVE YOU MY WORDS AS TO WHY I THINK TALX FITS.

ONE, WE ARE IN A FAIRLY MATURE BUSINESS MODEL. I MODEL GROWS 6-7% A YEAR, YOU ARE MUCH FASTER, THE H. R. OUTSOURCING SECTOR, A FASTER-GROWTH BUSINESS. I LIKE THAT. IT ENABLES US TO GROW AT A FAST RATE AS AN OVERALL COMPANY. WE ARE LEVERAGING CORE CONFERENCING, ANALYZING DATA, PROPRIETARY DATA. THERE IS A LOT OF SYNERGYS WE HAVE BETWEEN THE TWO COMPANIES THAT WE WILL EXPLOIT OVER THE COMING MONTHS AND YEARS. NOT WANTING TO GO THROUGH THOSE BUT THERE IS A LOT OF OPPORTUNITY WE HAVE TO LEVERAGE OUR CORE

COMPETENCIES, STRENGTH AND CUSTOMER RELATIONSHIPS AND OURS TO MAKE ONE PLUS ONE THREE.

HERE IS A LOOK AT OUR VERY HIGH-LEVEL. WE DID A STRATEGIC PLAN, TOOK US SIX MONTHS TO DO AND TRY TO PUT IT IN ONE OR TWO CHARTS IS ALMOST IMPOSSIBLE. IF WE HAD TO THINK ABOUT FOUR PILLARS OF STRATEGY FOR US OVER THE NEXT FEW YEARS, EQUIFAX IS NUMBER ONE, FIND WAYS TO ADD VALUE TO OUR CUSTOMERS SO WE CAN INCREASE THE AMOUNT OF BUSINESS THAT THEY OFFER.

NUMBER TWO, WE ARE A TECHNOLOGY COMPANY. WE PRIDE OURSELVES IN THAT. WE DO A LOT IN THE AREA OF EMBEDDING TECHNOLOGY SOFTWARE ASP INTO OUR CUSTOMERS TO ALLOW THEM TO MAKE REAL-TIME DECISIONS. IT IS A HUGE WIN FOR US.

THIRD IS LOOK AT DIFFERENT MARKETS THAT WE CAN GET INTO. NONTRADITIONAL CREDIT MARKETS WE CAN GET INTO. FOURTH IS FIND DATA THAT DIFFERENTIATES

WHAT WE DO TO ADD VALUE TO OUR CUSTOMERS. INTERESTINGLY ENOUGH, IT IS CLEARLY MY VIEW AND OUR TEAM'S VIEW AND BILL'S VIEW THAT TALX HELPS IN THREE OF THOSE FOUR AREAS. A VERY NATURAL FIT FOR US TO EX EXECUTE OUR GROWTH STRATEGY GOING FORWARD.

HERE IS AN ABBREVIATED STRUCTURE OF HOW WE OPERATE. AGAIN, WE ARE A COMPANY THAT LAST YEAR WAS ABOUT $1.6 BILLION IN REVENUE, HAD EARNINGS PER SHARE OF $2.12, UP 14% YEAR-OVER-YEAR. THE WAY WE ARE ORGANIZED DOWN BELOW WE HAVE FOUR PRIMARY BUSINESS UNITS TODAY. WE HAVE A GENTLEMAN NAMED DAN ADAMS WHO RUNS THE U. S. INFORMATION SYSTEMS, A TRADITIONAL CONSUMER CREDIT BUSINESS. IT IS A GOOD-SIZED BUSINESS. A HISTORICAL, FANTASTIC PERFORMER, ABOUT $1 BILLION IN REVENUE, 40% OPERATING MARGINS. OUR CASH COW AS WELL.

MICHAEL SHANNON RUNS OUR CONSUMER BUSINESS.

WE ARE GOING AFTER -- CLEARLY AFTER THE COMMERCIAL MARKET, LEVERAGE CORE CONFERENCES, BIG, DUNN AND BRAD STREET IS THE PRIMARY PLAYER IN THE MARKET. OUR GOAL IS TO BUILD A $300 MILLION COMMERCIAL BUSINESS IN THE NEXT THREE OR FOUR YEARS.

RUDY PLODER RUNS OUR INTERNATIONAL. FOR US INTERNATIONAL IS DEFINED AS LATIN AMERICA OR EVERY MAJOR MARKET YOU CAN THINK OF IN LATIN AMERICA OR IN EUROPE OPERATING OUT OF IRELAND, ENGLAND, SPAIN AND PORTUGAL. WE ALSO HAVE A VERY BIG BUSINESS IN CANADA AS WELL.

STEVE HEALY OFFERS A SERIES OF PRODUCTS DIRECTLY TO CONSUMERS. HOPEFULLY YOU ARE CUSTOMERS OF STEVE'S. WE OFFERS INDIVIDUAL CONSUMERS OVER THE WEB ABILITY TO BUY PRODUCTS TO PROTECT YOUR IDENTITY, PREPARE YOU FOR AN ACQUISITION OF A MAJOR PRODUCT, MONITOR YOUR CREDIT AND ACTIVITIES AROUND YOUR CREDIT. WE ALL IT PERSONAL SOLUTIONS THAT'S 126 MILLION. IN AGGREGATE THE FOUR

BUSINESSES $1.6 BILLION, THEY THROW OFF A LOT OF CASH, ABOUT $400 MILLION OF CASH A YEAR.

THE FIFTH BUSINESS IS TALX, IS YOU. OUR PLAN IS THAT BILL WILL CONTINUE TO RUN TALX AND BILL REPORT DIRECTLY TO ME. YOU CAN SEE THE GROWTH RATE YOU HAVE THERE OF 30 PLUS PERCENT. BILL SAID THAT IS A GOAL HE IS SIGNING UP FOR FOR THE FUTURE, TOO. IS THAT RIGHT, BILL? (INAUDIBLE) STRIKE THAT FROM THE MINUTES. REPORT DIRECTLY TO ME. IN ADDITION I AM THRILLED, AS YOU MAYBE SAW FROM THE PRESS RELEASE OR ANNOUNCEMENTS THAT WENT OUT, THAT NOT ONLY WILL BILL CONTINUE TO RUN TALX BUT YOU ARE AN IMPORTANT EDITION TO YOUR COMPANY, ONE OF OUR LARGERS ACQUISITIONS HISTORICALLY IN THE 107, 108 YEAR HISTORY. BILL WILL JOIN THE BOARD OF DIRECTORS IN EQUIFAX TO ENSURE YOUR VOICE AND THOUGHTS ARE HEARD TO GET WHAT YOU NEED TO EXECUTE YOUR STRATEGY GOING FORWARD. I THINK THAT'S ALL I HAVE. I WILL TURN IT OVER TO BILL AND THEN ANSWER SOME QUESTIONS.

>>BILL: THANKS, RICK. WE SIGNED YESTERDAY THE AGREEMENT FOR THE ACQUISITION, THE MERGER AND THOSE WORDS MEAN THE SAME. DON'T GET CAUGHT UP WHETHER IT IS MERGE OR ACQUISITION. WE ARE BEING BOUGHT, HOWEVER YOU WANT TO SAY THAT TO MAKE YOURSELF FEEL GOOD, THAT'S FINE.

EQUIFAX IS GOING TO PAY -- MOST OF YOU HAVE SHARES THROUGH THE EMPLOYEE STOCK PURCHASE PLAN. EQUIFAX WILL EITHER PAY $35.50 IN CASH OR .861 OF AN EQUIFAX SHARE FOR EACH TALX SHARE, HOWEVER, THE AGGREGATE OF ALL THE PEOPLE WHO CHOOSE CASH OR STOCK OR SOME COMBINATION, THE AGGREGATE WILL BE PRO-RATED SO IT ALWAYS COMES OUT 25% CASH AND 75% STOCK. SO YOU MAY NOT GET THE PERFECT BALANCE THAT YOU ASK FOR WHEN THIS SHAREHOLDER DOCUMENT COMES OUT, IF YOU ARE A SHAREHOLDER.

IF YOU OWN TALX STOCK, YOU WILL BE NOTIFIED, ALL THOSE GOOD THINGS. THIS TRANSACTION, UNLIKE ALL THE ACQUISITIONS THAT WE HAVE DONE, WE HAVE

SIGNED, ANNOUNCED AND CLOSED ON THE SAME DAY. IF YOU REMEMBER, ALL OF OUR ACQUISITIONS WERE DONE ON THE DAY WE ANNOUNCED THEM. THIS ONE IS NOT. WHEN TWO PUBLIC COMPANIES MERGE, THERE IS ABOUT A SIX-MONTH GAP BETWEEN THE TIME THAT WE SIGN AND ANNOUNCE UNTIL THE TIME THAT TRANSACTION CLOSES BECAUSE THERE IS SEC APPROVAL, FTC APPROVAL AND SHAREHOLDER APPROVAL. ALL THREE DIFFERENT -- TWO GOVERNMENT AGENCIES AND ONE A SHAREHOLDER BUNCH. ALL OF THAT HAS TO OCCUR OVER THE NEXT FOUR TO SIX MONTHS. IT WILL BE A LATE SECOND-QUARTER CALENDAR QUARTER, JUNE OR EVEN EARLY JULY BEFORE THIS TRANSACTION CLOSES.

WE ARE ABSOLUTELY AND WILL CONTINUE TO BE, AS RICK SAID, HE WANTS US TO CONTINUE OUR 30% GROWTH RATE. YOU KNOW THAT THAT'S ABOUT HALF FROM THE INTERNAL ORGANIC ACTIVITIES THAT WE DO AND THE OTHER HALF HAS COME THROUGH ACQUISITIONS. SO WE MAY NOT HAVE AS MUCH ACQUISITION BUT WE HAVE TO KEEP THE 15-20%

ORGANIC GROWING AND MAYBE SOME GOOD ACQUISITIONS WILL COME ALONG AGAIN.

SO THE MERGER IS NOT EFFECTIVE UNTIL CLOSING, SO WE ARE ABSOLUTELY BUSINESS AS USUAL UNTIL THE CLOSE AND THEN WE ARE OFF ON RUNNING WITH GOOD PLAN AND A GREAT TRACK RECORD BEHIND US AND A BUNCH OF WONDERFUL CLIENTS THAT WE CAN CONTINUE TO LEVER FROM. BUSINESS AS USUAL IS THE SAME. WE DON'T CHANGE ANYTHING. WE DON'T CHANGE OUR BUSINESS CARDS. WE DON'T CHANGE ANY OF OUR BUSINESS PLANS. WE DON'T CHANGE ANY OF OUR BONUS PLANS. EVERYTHING STAY'S THE SAME. AT CLOSING THERE WILL BE SOME CHANGES. LET'S TALK ABOUT THE THINGS THAT ARE GOING TO IMPACT YOU. I THINK SOME OF THOSE ARE ON THIS NEXT SLIDE.

ALL THIS IS COVERING A LOT OF THE THINGS THAT I HAVE COVERED BEFORE. HEART SCOTT RADINO IS THE FIRST BULLET UNDER LEGAL EVENTS. THAT'S THE FTC APPROVAL THAT WE HAVE TO HAVE. INCIDENTALLY, THIS

IS ONE OF MANY THAT I WILL TELL YOU ABOUT AS WE GO DOWN, BUT ONE OF MANY THINGS THAT EQUIFAX IS JOINING WITH US ON, SUPPORTING TALX. THEY KNOW ALL ABOUT THE FTC INVESTIGATION. THEY HAVE DONE THEIR DUE DILIGENCE ON THAT AND THEY HAVE AGREED TO GO FORWARD WITH US AS A TEAM TO TRY TO RESOLVE THE FTC SITUATION. SO WE WILL BE WORKING WITH EQUIFAX AND THE FTC NOW, NOT JUST TALX AND FTC AS WE GO DOWN THE PATH WHICH IS A GREAT VOTE OF CONFIDENCE FOR US IN TERMS OF NOT MAKING THIS TRANSACTION CONTINGENT UPON ANYTHING THAT CHANGES WITH THE FTC SITUATION.

WE'VE DONE -- IT SAYS WILL MEET WITH KEY INVESTORS OF BOTH COMPANIES. WE HAVE DONE A CONFERENCE CALL THIS MORNING WITH THE INVESTING COMMUNITY. WE DID ANOTHER CONFERENCE CALL WITH SOME OF THE NEWSPAPERS AROUND THE COUNTRY. RICK AND I WILL BE ON THE ROAD NOT NEXT WEEK BUT WEEK AFTER NEXT MEETING WITH KEY STOCK OWNERSHIP INVESTORS OF EQUIFAX AND KEY STOCK OWNERSHIP

INVESTORS OF TALX AS WELL AS PRESENTING TO SOME NONINVESTORS OF EITHER COMPANY AT VARIOUS CONFERENCES. THAT ACTIVITY WILL CONTINUE AS IT ALWAYS HAS WITH TALX AND WITH EQUIFAX.

OKAY. THIS IS GOING TO TELL YOU ABOUT SOME OF THE THINGS THAT WILL CHANGE OR WILL STAY THE SAME. THE ONE BENEFIT THAT EQUIFAX DOES NOT HAVE THAT WE DO IS AN EMPLOYEE STOCK PURCHASE PLAN. HOPEFULLY THE BOARD OF DIRECTORS OF EQUIFAX WILL DECIDE THAT EQUIFAX NEEDS AN EMPLOYEE STOCK PURCHASE PLAN BECAUSE THAT'S PART OF HOW WE MOTIVATE AND RETAIN EMPLOYEES, OF COURSE.

OUR EMPLOYEE STOCK PURCHASE PLAN WILL END AT CLOSING. SO YOU HAVE THIS QUARTER, YOUR CONTRIBUTIONS ARE FROZEN. YOU CANNOT INCREASE YOUR CONTRIBUTIONS THIS QUARTER. SO WHATEVER YOU HAVE SIGNED UP FOR THIS QUARTER REMAINS THE SAME AND AT THE END OF MARCH, WHICH IS THE NORMAL WAY, IT WILL ROLL OVER AND YOU WILL BUY SHARES AT

WHATEVER THE LOWEST PRICE WAS AT THAT QUARTER AT 15% DISCOUNT. YOU MAY SIGN UP AGAIN FOR THE APRIL QUARTER. WE DON'T KNOW WHETHER WE WILL GET THROUGH THE END OF THE APRIL QUARTER, BUT WHEREVER WE CEASE, YOUR AMOUNT OF MONEY WILL THEN BUY SHARES. HOWEVER MUCH IS IN FOR THE QUARTER.

IF IT IS TWO MONTHS IN THE QUARTER OR TWO AND A HALF MONTHS OR THE FULL QUARTER YOUR MONEY WILL BUY SHARES AT THAT TIME IN THE SAME WAY THAT IT BUYS SHARES TODAY. AFTER THAT, AFTER THE CLOSE, THERE WILL BE NO EMPLOYEE STOCK PURCHASE PLAN.

SOME OF THE THINGS THAT -- IN ADDITION THAT WILL CHANGE WILL BE OUR MEDICAL BENEFITS. THEY ARE PRETTY COMPARABLE. WE KEEP ALL BENEFITS THROUGH 2007 IN THE MEDICAL WAY. WE HAVE ANOTHER 401(k) STARTING IN 2008, ACTUALLY A LITTLE BIT BETTER 401(k). WE WILL HAVE A SIMILAR MEDICAL PLAN WITH A DIFFERENT PROVIDER BUT ABOUT THE SAME COVERAGES.

OUR H. R. FOLKS HAVE DONE A GOOD JOB OF ANALYZING ALL OF THAT. ALL OF THE PERSONNEL POLICIES WE HAVE, ALL THE THINGS WITH PTO, WITH CASUAL DRESS, POPCORN THURSDAYS, ALL THOSE THINGS PART OF WORKING AT TALX WILL BE IN PLACE AT A MINIMUM THROUGH DECEMBER 31, 2009. THEY HAVE COMMITTED ALL OF THOSE THINGS BECAUSE THEY WANT TO PICK THOSE UP. THAT'S THE ISSUE. THEY WANT TO LEARN FROM US AND PICK UP A FEW. THEY ARE GOING TO GIVE US A LONG TIME TO HANG IN THERE AND MAYBE THEY WILL HAVE PICKED UP A FEW OF THE THINGS WE HAVE.

FOR EXAMPLE, IN ATLANTA, A GREAT SOUTHERN TOWN, JEANS ON FRIDAY ARE JUST NOT SOMETHING THEY DO IN THE SOUTH, RIGHT? BUT THAT'S SOMETHING WE WILL BE ABLE TO RETAIN, LITTLE THINGS LIKE THAT.

LIKE IT OR NOT, THEY HAVE TAKEN ALL OF THE EMPLOYMENT CONTRACTS, YOUR DIRECTOR GROUP, THE PEOPLE WHO ARE DIRECTORS, BUSINESS DIRECTORS AT TALX, FOR WHOM MANY OF YOU WORK, ALL HAVE SOME

FORM OF EMPLOYMENT CONTRACT. EQUIFAX HAS CHOSEN TO ROLL AND ACCEPT ALL OF THOSE EMPLOYMENT CONTRACTS, WHICH IS A GREAT VOTE OF CONFIDENCE BECAUSE THEY WANT THE MANAGEMENT TEAM TO STAY IN PLACE.

MY EMPLOYMENT CONTRACT IS THREE YEARS, SO I AM ABSOLUTELY COMMITTED TO DO THAT. I WANT TO STAY HERE FOR TEN, BUT AT A MINIMUM I WILL BE HERE FOR THREE. I WILL BE ON THE BOARD OF DIRECTORS, SO IT IS KIND OF BUSINESS AS USUAL BUT IT IS GOING TO BE BETTER BECAUSE WE HAVE MORE OPPORTUNITIES. AS RICK SAID, WE ARE GOING TO LOOK FOR NEW PRODUCTS THAT WE CAN JOINTLY PUT TOGETHER THAT MAKES SENSE IN EITHER OUR MARKET OR THEIRS. OUR WORK NUMBER DATA ABSOLUTELY COMPLIMENTS THEY CREDIT REPORTING DATA. AS I SAID EARLIER, THEY WANT TO GET INTO THE H. R. OFFICES OF AMERICA.

ONE OF THE IDEAS -- IT IS NOT AN IDEA, A SMALL SERVICE THEY STARTED IN THE LAST SIX MONTHS BUT A

CREDIT REPORT CAN BE USED IN THE HIRING, SCREENING AREA, IN THE TALENT ACQUISITION AND TALENT SCREENING AREA AS AN INDICATION OF A LOW-RISK EMPLOYEE. SOMEONE WHO IS RESPONSIBLE FOR THEIR FINANCIAL AFFAIRS IN THE MARKET MAKE A BETTER EMPLOYEE THAN SOMEONE WHO IS NOT. SO USING THE CREDIT REPORT MAY BE A VERY GOOD ADDITIONAL PIECE TO HELP SCREEN CANDIDATES OUT OF A LARGE GROUP OF CANDIDATES.

TALX CHARITABLE FOUNDATION, ANOTHER COMMITMENT THAT EQUIFAX IS MAKING TO TALX AND TO ST. LOUIS, FIRST OF ALL THEY ARE LEAVING US HERE. IF YOU WANT TO MOVE TO ATLANTA, YOU CAN STAND UP OVER HERE, OVER BY THESE TABLES AFTER THE THING AND THEY HAVE PACKETS AND SO FORTH -- I'M TEASING. (LAUGHTER).

HEADQUARTERS WILL STAY HERE. NO REQUIREMENT FOR ANY OF US TO MOVE TO ATLANTA. WE ARE GOING TO AN BUSINESS UNIT AND THEY ARE GOING TO WANT US TO

PERFORM JUST LIKE THE OUTSIDE MARKET HAS WANTED US TO PERFORM. BUT ST. LOUIS IS MOST OF OUR HOME OR WHEREVER YOU ARE ON THE PHONE LISTENING, THAT IS YOUR HOME AND YOU CAN KEEP THAT. HOWEVER, WE DO HAVE A TALX CHARITABLE FOUNDATION THAT BENEFITS SOME CHARITIES HERE IN ST. LOUIS AND MAYBE A COUPLE OUTSIDE OF ST. LOUIS AND THEY ARE COMMITTED TO CONTINUE TO MAKE CONTRIBUTIONS TO THAT FOUNDATION EVERY YEAR AS WE HAVE BEEN DOING AND ALLOW US TO MAKE DIRECTED GIFTS TO THE VARIOUS AGENCIES THAT WE SUPPORT TODAY.

SO ANOTHER GESTURE ON THEIR PART TO SAY EVERYBODY STAYS IN ST. LOUIS, WE WANT TO KEEP YOUR FOUNDATION GOING BECAUSE RICK HAS A PHRASE. HE SAID GREAT COMPANIES DEAL WITH THEIR SHAREHOLDERS AND THEIR EMPLOYEES AND TREAT ALL THOSE FOLKS VERY WELL. GOOD COMPANIES ALSO HAVE A SOCIAL CONSCIENCE. EQUIFAX STRIVES AND IS A GREAT COMPANY AND A GOOD COMPANY. THEY ARE VERY ACTIVE IN THE COMMUNITY AFFAIRS OF ATLANTA, SO THEY

WANT TALX TO BE A GREAT COMPANY. WE ALREADY ARE, AND RETAIN OUR GOOD COMPANY BECAUSE WE ALREADY HAVE A VERY GOOD PRESENCE HERE IN ST. LOUIS.

I TALKED ABOUT CULTURE AND SYNERGY AND VALUE AND THOSE ARE SOME OF THE THINGS I SEE AS I HAVE OBSERVED A LOT OF THE PEOPLE FROM EQUIFAX WHO WORK FOR EQUIFAX IN THE LAST THREE OR FOUR MONTHS OF A LOT OF MEETINGS AND A LOT OF DUE DILIGENCE AND SO FORTH AND DINNERS. THESE ARE KIND OF THE THINGS THAT I OBSERVED AS I TALKED TO THEM AND DID SOME DUE DILIGENCE AND SO FORTH. SOUNDS VERY MUCH LIKE US.

FREEDOM TO FAIL ISN'T UP THERE BUT THAT'S AN IMPORTANT ASPECT OF HOW THEY RUN EQUIFAX. NURTURING, ENCOURAGING, GIVING EVERYBODY A CHANCE, WANTING TO FIND GOOD CAREER PATHS, FINDING ROUND PEGS FOR ROUND HOLES. THOSE KIND OF THINGS WHICH ARE OUR WORDS THAT WE USE FOR THAT. BUT THEIR CULTURE IS VERY SIMILAR TO OURS.

ENTREPRENURIAL AS THE NEW FOLKS ARE COMING IN AND WANTS TO CHANGE -- THEY HAVE 4600, 4700 EMPLOYEES AND NONE OF THEM HAVE BEEN THERE 108 YEARS BUT A LOT OF THEM HAVE BEEN THERE A LONG TIME THESE GUYS ARE COMING IN AND DOING CHANGE THERE AS WELL AS CHANGE IN THIS ACQUISITION. YOU WILL EXPERIENCE CHANGE, VERY SLOW, VERY GRADUAL AND NOTHING DRAMATIC.

I THINK THE LAST BULLET IS IMPORTANT. THESE GUYS, THROUGH RICK, HAVE REALLY GOT A PASSION FOR THEIR BUSINESS. WE HAVE A GREAT PASSION FOR OUR BUSINESS, AND SO TOGETHER WE'VE GOT A WONDERFUL FUTURE THAT I BELIEVE IS STRONG AND WILL MAKE A GREAT DIFFERENCE IN THE MARKETPLACE FOR WHAT WE CAN DO AS WE PUT THESE TWO COMPANIES TOGETHER. I AM GOING TO STOP TALKING. I THINK THAT'S THE LAST SLIDE. LET ME BE SURE. NO, IT'S NOT. THIS IS ALL THINGS THAT YOU ALREADY KNOW.

WE HAVE BEEN COMMUNICATING. YOU WILL HAVE

SCRIPTS, IF ARE YOU A CLIENT-RELATIONSHIP MANAGER OR ANYBODY WHO TOUCHES A CLIENT, SALVES, IMPLEMENTATION. IF YOU TOUCH A CLIENT, WILL YOU HAVE SCRIPTS, IF YOU DON'T HAVE THEM ALREADY, AS TO WHAT TO SAY WHEN YOU ARE ASKED ABOUT THINGS AND SO FORTH.

THE MOST IMPORTANT STATEMENT THAT WE CAN MAKE I THINK TO MOST OF OUR EMPLOYER CLIENTS IS THAT NO CLIENT WILL HAVE THEIR DATA USED FOR ANY OTHER PURPOSE EXCEPT THAT WHICH THEY HAVE GIVEN THE DATA TO US FOR. THAT KIND OF STATEMENT NEEDS TO BE VERY FIRM IN YOUR MIND AND VERY VOCAL AS YOU TALK TO A CLIENT. BECAUSE THEIR CONCERN WILL BE WHAT'S EQUIFAX GOING TO DO WITH THE PRIVATE, CONFIDENTIAL DATA THAT WE HAVE GIVEN YOU? WE NEED TO BE VERY FIRM ABOUT THAT. THEY ARE GOING TO BE IN SEPARATE DATA CENTERS. WE HAVE ONE IN ST. LOUIS, THEY HAVE ONE IN ATLANTA. WE ARE NOT GOING TO PUT THE DATA CENTERS TOGETHER. THE EMPLOYMENT AND VERIFICATION DATA WILL NOT BE MERGED WITH THE

CREDIT REPORTING DATA. IT WILL BE OVERLAID ONCE IN A WHILE TO HELP ENHANCE THE OPPORTUNITY TO HELP IDENTIFY A PERSON OR HELP THEM GET THE CREDIT THEY ARE LOOKING FOR BUT NEVER TO THE DETRIMENT OF THE EMPLOYER'S DATA. WE ARE BOTH FCRA, FAIR CREDIT REPORT ACT COMPLIANT. WE HAVE TO ABIDE BY THOSE REGULATIONS AS WELL AS THE MORE STRINGENT INTERNAL REGULATIONS THAT WE PROVIDE. BE VERY FIRM IN YOUR CONVERSATION WITH ANY CLIENT ABOUT THAT. THAT WILL BE PROBABLY ON THE TOP OF THE LIST IN TERMS OF THINGS THEY WILL WANT TO ASK. THAT'S THE LAST SLIDE.

I THINK I WILL STOP AND BRING RICK BACK UP AND ANSWER ANY QUESTIONS THAT YOU ALL HAVE. OPERATOR, DO YOU WANT TO TELL THE PEOPLE IN THE FIELD HOW TO ASK A QUESTION?

>>Operator: YES, THANK YOU. LADIES AND GENTLEMEN, IF YOU WISH TO ASK A QUESTION, PLEASE PRESS STAR 1 ON YOUR TOUCH-TONE PHONE. YOU WILL

HEAR A PHONE INDICATING YOU HAVE BEEN PLACED IN CUE. YOU MAY REMOVE YOURSELF FROM CUE AT ANY TIME BY PRESSING THE POUND KEY. IF YOU ARE USE AGO SPEAKER PHONE, PLEASE PICK UP THE HANDSET BEFORE PRESSING THE NUMBERS. ONCE AGAIN, IF YOU HAVE A QUESTION, PLEASE PRESS STAR 1 AT THIS TIME. ONE MOMENT, PLEASE, FOR THE FIRST QUESTION.

>>BILL: WHILE SHE IS WAITING, LET'S TAKE A QUESTION HERE FIRST AND THEN WE WILL TAKE THE FIRST CALLER ON THE PHONE. WHO'S GOT A QUESTION? RICK AND I ARE COMMITTED TO STAND HERE FOR TWO MINUTES JUST LOOKING AT YOU WAITING FOR THE FIRST QUESTION. YES?

>> (INAUDIBLE).

>>BILL: I AM GOING TO REPEAT THE QUESTION SO THE PEOPLE ON THE TELEPHONE HEAR IT.

YOUR QUESTION WAS WE MENTIONED THAT WE WANT TO CROSS SELL OUR SERVICES TO EQUIFAX CLIENTS AND

VICE VERSA AND HOW DO YOU SEE THAT HAPPENING? I WILL LET RICK ANSWER THAT.

>>RICK: THERE ARE MULTIPLE IDEAS WE HAVE. FIRST YOU SHOULD KNOW THERE IS A SIGNIFICANT OVERLAP IN THE U. S. BETWEEN YOUR CUSTOMER BASE AND OURS. THAT'S GREAT. BUT LET ME GIVE A FEW EXAMPLES WE ARE THINKING ABOUT WHERE WE CAN ADD VALUE TO OUR CUSTOMERS.

NUMBER ONE IS OFTENTIMES WE HAVE A CREDIT FILE ON A CONSUMER IN THE U. S. THAT WE CALL THIN. THERE IS LIMITED INFORMATION ON THAT INDIVIDUAL. WE CAN PROVE STATISTICS TAKING THE DATA TALX HAS AND ADDING IT TO THE DATA WE HAVE ALLOWS THE CREDIT GRANDERS TO MAKE A BETTER CREDIT DECISION. ENHANCE THE SCORE, IF YOU WILL, THE SCORING CAPABILITIES ON THIN FILES. THAT'S ONE GREAT OPPORTUNITY WE HAVE.

ANOTHER IS IN THIS WHOLE AREA OF IDENTIFICATION FRAUD, FRAUDULENT USE OF AN I. D. IT IS EASY TO

STEAL SOMEONE'S NAME, ADDRESS, SO ON AND SO FORTH. IF WE CAN USE YOUR DATA TO HELP ENHANCE THE ABILITY TO PREDICT YOU SAY WHO YOU ARE IS ACTUALLY WHO YOU ARE, THAT HELPS OUR CUSTOMERS DRAMATICALLY AS WELL. ANOTHER THOUGHT WE HAVE IN THE EARLY STAGES, HOW DO WE TAKE OUR GLOBAL FOOTPRINT AND YOUR WORK NUMBER SPECIFICALLY AND THINK ABOUT BRINGING THAT TO PLACES LIKE CANADA OR THE UK? THERE IS MANY IDEAS. ONE OF THE QUESTIONS ASKED YESTERDAY OF THE DIRECTORS HERE, WHEN CAN WE START GET TOGETHER AND THINK ABOUT NEW AND DIFFERENT PRODUCT IDEAS? ONE OF THE FIRST THING TREY AND HIS TEAM WILL DO IS GET SMART PEOPLE FROM YOUR SIDE AND OUR SIDE AROUND THE TABLE THINKING ABOUT WHAT ELSE CAN WE DO?

WE HAVE A NICE LAUNDRY LIST OF IDEAS AND WE HAVE SOME INCOME BAKED INTO OUR FORECAST FROM SYNERGYS, BUT I AM CONVINCED WHEN WE GET GOOD PEOPLE AROUND THE TABLE WE CAN FIND MORE.

>>BILL: LET ME ANSWER THAT FROM OUR STANDPOINT, TOO. EQUIFAX HAS ABOUT 300 SALES PEOPLE, IS THAT AN ACCURATE STATEMENT?

>>RICK: YES.

>>BILL: MANY OF THEM ARE CALLING ON CREDIT-GRANTING ORGANIZATIONS, AUTOMOBILE LENDERS, MORTGAGE LENDERS, THOSE KIND OF THINGS. SOME OF THEM, HOWEVER, ARE CALLING ON SMALL BUSINESSES BECAUSE ONE OF THE BUSINESS UNITS THAT WAS UP ON THE SCREEN IS A CORPORATE DATA BASE, TRYING TO COMPETE WITH DUNN & BRADSTREET AND SELL THE SERVICES THAT DATA BASE OFFERS. IN OUR SMALL BUSINESS UNIT THERE ARE FEET ON THE STREET ALREADY THAT WE MIGHT BE ABLE TO TAKE ADVANTAGE OF IN GETTING SOME OF OUR SERVICES SOLD IN THE TIER 3, IF YOU REMEMBER WHAT TIER 3 IS HERE, IN THE TIER 3 WORLD. SO I THINK THERE IS JUST A LOT OF DIFFERENT OPPORTUNITIES.

HAVING THEM CROSS SELL OUR SERVICES TO LARGE

CORPORATIONS PROBABLY IS NOT IN THE CARDS IMMEDIATELY BECAUSE OF THE EDUCATION AND EXPERIENCE THAT IT TAKES.

IS THERE A QUESTION ON THE PHONE?

>>Operator: YES, WE HAVE A QUESTION FROM THE LINE OF CARRIE MARYFIELD. GO AHEAD.

>> I HAVE A QUICK QUESTION REGARDING --

>>BILL: WEREN'T YOU HERE YESTERDAY, CARRIE?

>> I WAS. HI MORE QUESTIONS OVERNIGHT.

>>BILL: ALL RIGHT. I'M TEASING.

>> VIA QUICK QUESTION REGARDING IF WE HAVE CLIENTS THAT CONTACT US WANTING TO KNOW ABOUT SERVICES EQUIFAX OFFERS AND VICE VERSA, HOW DO WE HANDLE THOSE TYPES OF CALLS DURING THE TRANSITIONAL TIME BEFORE THE CLOSING OF THE ACQUISITION?

>>BILL: DO YOU WANT TO CATCH THAT?

>>RICK: SURE. WE HAVE A COMPREHENSIVE COMMUNICATION DECK. WE LET YOU KNOW WHO WE ARE AS A COMPANY, PRODUCTS THAT WE HAVE. IT SHOULD BE ADDRESSED CLEARLY IN THAT DECK OF COMMUNICATION MATERIAL YOU WILL HAVE FROM US. IF NOT, WE WILL PROVIDE YOU CONTACTS IN THAT DECK THAT YOU CAN REACH OUT TO WITHIN EQUIFAX FOR CLARIFICATION.

>>BILL: CARRIE, WE WILL HAVE A REPOSITORY FOR IN MAYBE SALES LOGICS A SPECIAL ISSUE TO CODE THOSE CLIENTS WHO ASK ABOUT THE EQUIFAX SERVICES SO THAT WE CAN THEN GET THE RIGHT PERSON AT EQUIFAX IN FRONT OF THAT CLIENT. WE DON'T WANT TO BE PUTTING OURSELF FORTH AS EXPERTS IN THE EQUIFAX SERVICE OFFERING. WE WANT TO PUT THOSE CLIENTS IN CONTACT WITH SOMEBODY THAT REALLY KNOW WHAT IS THEY DO.

>> THANK YOU.

>> I WAS CURIOUS TO KNOW WHAT IMPACT, IF ANY, DO YOU SEE THIS WILL HAVE ON THE (INAUDIBLE)

INITIATIVE WE ARE ON.

>>BILL: WHAT IMPACT WILL THIS HAVE ON THE RESEARCH VERIFICATION WE ARE DOING? I THINK IT WILL HAVE AN EXTREMELY POSITIVE IMPACT. NOT ONLY FOR THE RESEARCH VERIFICATIONS BY ELECTRONIC VERIFICATIONS. THEY ARE OUT CALLING ON CREDIT-GRANT AGENCIES THAT WE DON'T SERVE TODAY. AS THEY DO THAT AND AS WE PICK UP MORE BUSINESS FROM THAT EFFORT, THAT MEANS MORE VERIFICATION BUSINESS WHETHER IT BE ELECTRONIC OR RESEARCH. THEY WANT US VERY BADLY TO INCREASE THE IMPACT OF OUR RESEARCH VERIFICATIONS IF THAT'S THE TERM YOU UNDERSTAND AND THAT I CAN USE. IT IS ALL UNDER THE ONE-STOP BANNER.

IT IS REALLY A MAJOR PART OF OUR GROWTH INITIATIVE AND THEY ARE LOOKING FORWARD TO THAT. ON THE PHONE?

>>Operator: SCOTT, PRIEST GO AHEAD.

>> GOOD MORNING, BILL. FAX GUY, HAD TO HAVE A TAX QUESTION. THE PRESS RELEASE MAKES MENTION OF THE ACQUISITION BEING STRUCTURED SUCH THAT THE STOCK PORTION OF THE PURCHASE PRICE IS TAX FREE. AM I TO UNDERSTAND WHATEVER BASIS WE HAVE IN THE TALX EMPLOYEE STOCK PURCHASE PLAN WILL BE EXCHANGED WITHOUT ANY CAPITAL GAINS IMPLICATIONS OR EQUIFAX STOCK?

>>BILL: THAT IS TRUE IF YOU CHOOSE OR ARE ALLOWED TO GET AN ALL-STOCK TRANSFER. THE CASH PORTION THAT YOU RECEIVE WILL BE TAXED AT THE LONG-TERM CAPITAL GAINS OR SHORT-TERM CAPITAL GAINS BASED UPON THE LENGTH OF TIME YOU HAVE HELD THE STOCK. IF YOU PICK UP STOCK-FOR-STOCK THERE IS NO TAX. YOU CONTROL THE TAX MOMENT.

>> THANK YOU.

>>Operator: WE HAVE TIMOTHY FENNELL. PLEASE GO AHEAD.

>> HELLO. HOW WILL THE FINAL TALX STOCK PRICE ADJUSTMENT BE CALCULATED AT CLOSING?

>>BILL: IT IS FIXED TODAY. YOU CAN ALWAYS LOOK AT THE PAPER OR ONE OF YOUR ONLINE PRICE DEALS. I NOW HAVE EFX UP ON MY LIST THAT I LOOK AT WITH TALX, SO I SEE THE PRICES. YOU CAN ALWAYS MULTIPLY .861 TIMES THE PRICE OF EQUIFAX SHARES TO FIND OUT WHAT THE VALUE WILL BE AT ANY TIME, NOT JUST AT CLOSING BUT AT ANY TIME.

THE CASH PORTION OF THE STOCK IS ALREADY FIXED AT $35.50 A SHARE. SO IF YOU GET -- IF YOU HAVE SHARES 25% OF THOSE, LET'S SAY YOU ARE GOING TO GET THE 25/75, 25% OF THOSE ARE GOING TO GIVE YOU APPROXIMATELY $8.85 CASH PER SHARE AND THEN THE BALANCE OF THOSE SHARES, THE OTHER 75%, WILL BE CONVERTED INTO EQUIFAX STOCK AT .861 PER TALX SHARE. IS THAT CLEAR?

>> YEAH.

>>BILL: OKAY. WE WILL TAKE A QUESTION FROM THIS ROOM NOW. WHO'S GOT ONE?

>>RICK: I LOVE WHEN EVERYONE LOOKED AROUND AT THE OTHER PERSON. DON'T LOOK AT ME. LOOK OVER HERE.

>>BILL: CRAIG?

>> (INAUDIBLE).

>>BILL: UNEMPLOYMENT. THAT'S ALL TODAY.

>>RICK: PLENTY OF OPPORTUNITY. BIG SYNERGY.

>> REVENUE AHEAD.

>>BILL: THE QUESTION WAS IS EQUIFAX A TALX CLIENT TODAY? I'M SORRY I DIDN'T REPEAT THAT. WHAT ELSE? ANYBODY ELSE ON THE PHONE?

>>Operator: YES, HOW REVIAS.

>>BILL: ANOTHER REPEAT. MY GOSH LOU. ARE YOU THERE?

>>

HELLO. HOW ARE YOU DOING THIS MORNING.

>>BILL: GREAT.

>> EQUIFAX IS THE CLIENT AND KEN MILLER IS THE CRM AND I ASKED IF WE HAD A RENEWAL IN PLACE NOW BECAUSE WE NEED TO CONTACT THEM IMMEDIATELY!

>>BILL: THERE COULD BE VOLUME-RELATED FEE ADJUSTMENTS THERE.

>> THAT'S WHAT I WAS THINKING. ANYWAY, THE QUESTION I HAVE, I HAVE BEEN IN TOUCH WITH A LOT OF KEY CLIENTS THIS MORNING, AND FOR THE BENEFIT OF A LOT OF THE FOLKS THAT I HAVE IN THE FIELD THAT ARE ON THE PHONE SO THAT WE ALL MAKE SURE WE ARE SENDING THE RIGHT MESSAGE, AND I WOULD LIKE TO HEAR IT BOTH FROM YOU AND RICK IS, THE QUESTION THEY ASK ME IS, LOU, I'VE HEARD ABOUT THE WORK NUMBER AND SEE HOW IT TIE NOOSE EQUIFAX. WHAT ABOUT UNEMPLOYMENT? WHAT'S THE LONG-TERM

STRATEGY AS FAR AS HOW DOES THAT FIT WITH EQUIFAX?

>>BILL: I WILL GIVE YOU BILL CANFIELD'S ANSWER FIRST AND RICK CAN GIVE HIS. WHAT'S THE LONG-TERM VALUE OF THE UNEMPLOYMENT BUSINESS TO TALX TODAY? GOOD CASH FLOW, SOLID MARGINS AND A HARVEST FIELD FOR WORK NUMBER CLIENTS. THERE ARE STILL 13 MILLION ACTIVE EMPLOYEES THAT ARE SERVED BY OUR UNEMPLOYMENT BUSINESS THAT ARE NOT REPRESENTED ON THE WORK NUMBER DATA BASE.

YOU KNOW, RICK TALKED ABOUT THE NORTH AMERICAN BUSINESS THAT THEY HAVE WHICH IS ALMOST A BILLION DOLLARS, IT IS THE CASH COW, IT IS THE BUSINESS THAT EQUIFAX HAS BEEN BUILT UPON AND NOW THERE ARE THREE OTHER BUSINESS UNITS. THE UNEMPLOYMENT BUSINESS IS THE SAME THING. IT IS A STRONG CASH COW. IT IS A STEADY BUSINESS. IT IS SOMETHING THAT IS VERY IMPORTANT TO THE CROSS-SELLING ASPECTS OF WHAT WE DO BUT ALSO THE FINANCIAL ASPECTS OF WHAT WE DO. IT PROVIDES US WITH STABILITY. IT IS GOING

TO REMAIN THAT WAY.

>>RICK: INDICTTO. IT IS A VERY -- DITTO. IT IS A VERY WELL-RUN BUSINESS. IT LOOKS GOOD. AS LONG AS THE DYNAMICS CONTINUE WITH ANY BUSINESS IT IS ATTRACTIVE.

>>BILL: WOULD YOU BE AFRAID TO SAY THAT TO A CLIENT, LOU?

>> THAT IS WHAT I SAID.

>>RICK: ASK FORGIVENESS, NOT PERMISSION.

>> THAT'S RIGHT. THERE IS QUITE A FEW CFO'S AND CEO'S THAT ARE ANXIOUS TO GET NEW THE ROOM WITH THEM TO TALK ABOUT SERVICES THAT WE MIGHT PARTNER WITH.

>>RICK: WONDERFUL.

>> THEY ARE EXCITED.

>>RICK: SO ARE WE.

>>Operator: IF YOU WISH TO ASK A QUESTION PRESS

STAR 1. WE HAVE A QUESTION FROM CAROL BECKER. PLEASE GO AHEAD.

>> MY FIRST QUESTION IS, AS I UNDERSTAND THAT WE ARE A VERY BIG PART FOR UNEMPLOYMENT SERVICES BUT AS YOU MENTIONED, YOU SAID THAT AS LONG AS THAT STAYS STEADY AND THAT CASH KEEPS COMING IN YOU WILL CONTINUE TO HAVE OUR SERVICES.

WHERE DO YOU SEE US WITHIN THREE YEARS FROM NOW WHEN, YOU KNOW, YOUR CONTRACT IS UP WITH BILL? ARE YOU PLANNING ON KEEPING US ON WITH UNEMPLOYMENT IF THE CASH ISN'T COMING IN THE WAY YOU EXPECTED IT TO?

>>RICK: MY COMMENT WAS, AGAIN, I LIKE THE BUSINESS MODEL, I LIKE THE THREE-TIER STRATEGY YOU HAVE BUILT HERE, INCLUDING THE UNEMPLOYMENT BUSINESS. MY POINT WAS A COMMENT IN GENERAL. AS A LEADER OF A BUSINESS YOU INVEST IN BUSINESSES THAT GIVE YOU GOOD RETURNS. I AM CONFIDENT I HAVE SEEN SAYS ALL THREE BUSINESS UNITS ASSEMBLED IN TALX

ARE STRATEGIC, PERFORMING WELL AND HAVE A LONG HUNDREDWAY AHEAD OF THEM. IF THAT NOT THE CASE IT WOULD NOT BE A COMPANY WE WOULD BE ACQUIRING. IT IS A STANDARD YOU HOLD ANY BUSINESS TO. YOU EXPECT ALL BUSINESSES TO PERFORM. WHEN YOU PERFORM YOU GET REWARDED.

>>BILL: A, I AM NOT LEAVING AT THE END OF THREE YEARS AUTOMATICALLY, UNLESS RICK SAYS GET OUT OF HERE, YOU'RE BUGGING ME. YOU ASKED A DOOMSDAY QUESTION, CAROL, AS IF THE UNEMPLOYMENT BUSINESS HAS GONE TO HECK IN A HAND BASKET AND BILL CANFIELD HAS LEFT. THOSE ARE DOOMSDAY SCENARIOS IN TERMS OF THE BUSINESS MODEL. YOU DIDN'T ASK IN CASE THE DATA BASE IS BREECHED YOU NEED TO ADD THAT, TOO. I DON'T ANTICIPATE ANY OF THOSE. AS LONG AS WE CONTINUE TO DO OUR JOB, WHY WOULD THE UNEMPLOYMENT BUSINESS GO TO POT, IN YOUR VERNACULAR AND AS LONG AS I AM HAVING FUN I WILL BE HERE. I LOVE THIS PLACE AS YOU WELL KNOW.

THIS IS THE RIGHT TIME AND RIGHT PARTNER TO MAKE THIS TRANSACTION. I LOVE TALX AND I LOVE WHAT I DO, AND I AM GOING TO CONTINUE TO DO THIS AS LONG AS I AM ALLOWED TO DO IT.

>> I'M SORRY, JUST A CURIOSITY. THE MAIN MENTION WAS THE STOCKS AND THE WORK NUMBER AND EVERYTHING LIKE THAT. AND WE WEREN'T BROUGHT UP BUT MAYBE ONCE OR TWICE. WE WERE CURIOUS ON OUR PART.

>> BILL, ACTUALLY THIS IS CAROL BECKER. THESE ARE JUST QUESTIONS FROM OTHER PEOPLE THAT ARE IN THE GROUP HERE. (LAUGHTER) I WANTED YOU TO KNOW THERE ARE A COUPLE MORE PEOPLE.

>>BILL: GREAT, CAROL.

>> BILL, ARE WE MOVING HERE AND WHAT ABOUT THE PINNACLE SYSTEM? WILL THAT STAY IN PLACE? THESE ARE CHANGES WE ARE IN THE WAIT FOR NOW TO SEE WHAT WILL TAKE PLACE.

FIRST OF ALL THE MOVE, IS THAT SOMETHING THAT IS STILL HAPPENING WITH THE NEVADA OFFICE?

>>BILL: DO HAVE YOU A PLAN TO MOVE TODAY?

>> MY QUESTION IS TO YOU. IS THIS OFFICE RELOCATING TO ANOTHER FACILITY?

>>BILL: I BELIEVE THERE IS A PLAN IN PLACE TO DO THAT TODAY THAT YOU ALL MAY OR MAY NOT KNOW OF, AND I DON'T KNOW WHETHER WE HAVE FOUND ADDITIONAL SPACE. SOMEBODY IN THE ROOM HELP ME.

>> WE ARE IN THE PROCESS -- THERE IS A PLAN IN PLACE AND WE ARE LOOKING AT A FEW DIFFERENT FACILITIES AT THIS POINT.

>>BILL: THERE WILL BE NO CHANGE IN THAT DIRECTION OR WITH THE PENNICLE DIRECTION. BUSINESS AS USUAL.

>> ANYBODY ELSE?

>> THIS IS ELIZABETH HAYWOOD. IN REGARDS TO US

NOT -- JENNIFER'S QUESTION EARLIER WAS WHAT'S GOING TO HAPPEN TO US IN LONG-TERM, ARE WE STILL GOING TO BE PART OF THE ACQUISITION OR JUST LET GO. I THINK WHAT SHE IS CONCERNED ABOUT AND WHAT THE REST OF US ARE CONCERNED ABOUT IS THAT THE FTC INVESTIGATION, DEPENDING HOW IT COMES OUT WE MAY BE VESTED OR WHAT NOT AND THIS IS SOMETHING YOU SENT IN AN E-MAIL I BELIEVE A COUPLE MONTHS AGO YOUR OWN MARKET ANALYSIS FELT IF THE INVESTIGATION DID NOT GO WELL WE MAY BE DID I VESTED OR SPLIT UP. HOW WILL THAT HAPPEN NOW THAT WE ARE PART OF EQUIFAX?

>>BILL: WELL, I WOULDN'T WANT TO SPECULATE ON ANY OUTCOME ON THE FTC OTHER THAN TO TELL YOU THAT, YOU KNOW, WE'RE GOING TO FIGHT VERY HARD TO MAINTAIN THE SIZE BUSINESS THAT WE HAVE TODAY AND NOT GET INTO ANYTHING THAT HAS TO DO WITH SPECULATING ON WHAT THE RESULT MIGHT BE. BUT IT IS JUST WE CAN'T, YOU KNOW. THE FTC IS THE FTC AND EQUIFAX AND TALX ARE EQUIFAX AND TALX. HOPEFULLY

WE CAN COME TO THE TABLE AND RESOLVE THIS IN A STRAIGHTFORWARD WAY. I HAVE NOT SPECULATED, IF ANYBODY LOOKS AT THE MARKET, I THINK THE PERSON THAT YOU ARE QUOTING WAS ONE OF THE ANALYSTS THAT IS SPECULATING OUT THERE WITH NO KNOWLEDGE WHATSOEVER, THEY LOVE TO DO THAT. NO ONE AT TALX HAS SPECULATED LIKE THAT AT ALL. SO I UNDERSTAND IT CAUSES SOME ANXIETY WHEN YOU SEE THAT IN PRINT FROM SOMEBODY WHO DOESN'T KNOW ABOUT TALX, BUT I THINK YOU SHOULD JUST WAIT AND SEE -- THERE IS NO OUTCOME. IT IS ALL SPECULATION AND SPENDING GRAY CELLS ON THOSE THINGS IS PROBABLY NOT THE MOST IMPORTANT USE OF YOUR TIME. I'M SORRY TO BE SO FRANK.

IF YOU WANT TO THINK DOOMSDAY, THINK DOOMSDAY. IF YOU WANT TO THINK UPBEAT, GO FOR IT.

>> BILL, I THINK THAT'S IT FOR US.

>>BILL: OKAY. HOW MUCH SNOW IS ON THE GROUND?

>> NOT BAD. THIS IS OUR TENTH CONTINUOUS WEEK OF AT LEAST ONE OR MORE INCHES OF SNOW ON THE GROUND. WE GOT A COUPLE INCHES OVER THE LAST DAY OR SO, BUT IT IS NOT BAD COMPARED TO THE FEET THAT WE GOT BEFORE.

>>BILL: IS ANY OF THIS GETTING INTO THE MOUNTAINS?

>> THE MOUNTAINS ARE GREAT. THE SKI RESORTS ARE VERY, VERY WELL-GROOMED.

>>BILL: THEY ARE EXCITED?

>> YES. VERY EXCITED.

>>BILL: ANY MORE IN THIS ROOM?

>> ON THE CALL THIS MORNING YOU MENTIONED SOME OF THE SYNERGY COME FROM (INAUDIBLE).

>>RICK: AGAIN, THE OVERTONE HAVE YOU TO REMEMBER AND WE SAID THIS IN THE PRESS RELEASE AND INTERVIEWS OF MEDIA AS WELL AS THE INVESTORS

IS THIS ACQUISITION IS ALL ABOUT GROWTH. THAT'S WHY WE BOUGHT THIS. WE DIDN'T BUY THIS AS A CONSOLIDATING ACQUISITION TO TAKE SIGNIFICANT COST OUT AND I MEAN THAT SINCERELY. IF ARE YOU THINKING ABOUT THE COMBINED EXPENSE BASE I THINK IT IS 200 MILLISH. OUR EXPENSE BASE IS A MULTIPLE OF THAT. LOOKING AT $10 MILLION OR 10 TO 15 OF SYNERGY MAYBE PUSHING A BILLION DOLLARS IN COST THAT IS NOT A BIG COST OUT.

HAVING SAID THAT, ANY TIME TWO COMPANIES COME TOGETHER THERE ARE OVERLAPS IN DUE POLICE AT THIS OF ACTIVITIES AND YOU DON'T NEED, IN MANY CASES DUPLICATION OF ACTIVITIES, PROBABLY AT THE CORPORATE LEVEL IS WHERE A LOT OF THOSE BENEFITS MIGHT COME. WE WILL WORK THROUGH THE DETAILS THOUGHTFULLY BETWEEN BOTH TEAMS.

>>BILL: YOU WOULD BE SURPRISED HOW MUCH MONEY WE SPEND WITH OUTSIDE LEGAL, OUTSIDE ACCOUNTING, K P.M. G, BRIAN CAVE, OUTSIDE INSURANCE

PREMIUMS FOR DIRECTORS AND OFFICERS INSURANCE AND OTHER INSURANCE POLICIES THAT WE HAVE WHICH CAN ROLL UP INTO THE BLANKET KIND OF THING. THE BIGGEST SLUG OF WHAT YOU ARE TALKING ABOUT WILL COME OUT OF THOSE KIND OF COST SAVINGS. THANK YOU FOR ASKING THE QUESTION.

ANYTHING ELSE ON THE PHONE?

>>Operator: A FEW MORE QUESTIONS. NEXT FROM JERRY CHRISTINEY (SP).

>> HI. WE HAVE BEEN TOLD VIA E-MAIL OUR CRM'S SHOULD BE IN TOUCH WITH OUR CUSTOMERS. THERE HAS BEEN SOME INFORMATION GIVEN TO US. WE'VE BEEN TOLD TO BE VERY CIRCUMSPECT IN WHAT WE COULD SAY AND WE UNDERSTAND OUR MANAGEMENT IS SELECTIVELY CONTACTING CERTAIN CLIENTS, TOO. IF I KNOW LOU SHE WAS PROBABLY ON THE PHONE AT 11:00 O'CLOCK LAST NIGHT CALLING CLIENTS.

I AM WONDERING HOW WE WILL COORDINATE THAT SO

WE ARE AWARE OF WHO HAS BEEN CONTACTED AND WE'RE NOT DOUBLE-TEAMING.

>>BILL: I WILL GIVE YOU MIKE SMITH WHO HAS BEEN HELPING COORDINATE ALL THAT.

>>MIKE: IN TERMS OF CONTACTING CLIENTS, E-MAILS WENT OUTEN THE PRODUCT LEAD, IF YOU-L WAS GIVEN THE CHOICE TO IDENTIFY CLIENTS THEY WANTED TO CALL THEMSELVES. SO WE LEFT THAT TO STACEY SIMPSON AND ED CHAFIN, DOUG COLE AND DECIDE WHICH CLIENTS THEY WANTED TO CALL DIRECTLY AND ASSIGNED SOMEBODY TO DO THAT. THAT IS UNDERWAY. THEY ARE DOING THAT. IF YOU HAVE ANY DOUBT AT ALL, CERTAINLY GET BACK WITH THEM. IT IS NOT GOING TO HURT TO HAVE MORE THAN ONE CALL FROM CRM TO COME IN AND SAY HOW YOU DOING, HOW DO YOU FEEL ABOUT THAT? YOU HAVE THE RELATIONSHIP AND YOU WILL GATHER INFORMATION. WE WOULD ENCOURAGE YOU, ENCOURAGE YOU TO SEND BACK ANY FEEDBACK AT ALL. GET IT BACK TO YOUR PRODUCT TEAM, SERVICE TEAMS, LEADERSHIP

SO THAT WE CAN CONSOLIDATE THAT AND IF WE NEED, IF YOU FEEL IT IS IMPORTANT, WE WILL GET SOMEBODY FROM EQUIFAX TO TALK WITH THE CLIENT AS WELL. THEY HAVE OFFERED TO DO THAT. THEY ARE WANTING TO DO THAT. SO IF YOU THINK THAT WILL HELP, LET US KNOW AND WE WILL GET THEM ENGAGED.

>> THANK YOU.

>>BILL: ANYTHING ELSE IN THIS ROOM? WE GO BACK AND FORTH. LOOKS LIKE WE TAKE MORE ON THE PHONE.

>>Operator: YES, WE HAVE KURT JONES, PLEASE GO AHEAD.

>>

THIS IS LORI IN HERE ENTERTAINING KURT JONES. I HAVE A QUESTION ON THE POSITIVE SIDE ABOUT THE MERGER AND THE CREDIT BUREAU DATA. SEEMS LIKE THE THROUGH BIG BUREAUS UP UNTIL MAYBE TODAY HAD A PRETTY SIMILAR PRODUCT. I WOULD LOVE TO KNOW FROM EQUIFAX STANDPOINT, WAS THERE ANYTHING THAT

DIFFERENTIATED YOU ALL PRIOR TO HAVING, YOU KNOW, ACCESS TO MORE OF EMPLOYMENT INCOME DATA, AND IS THIS SOMETHING THAT WILL BE A GREAT DIFFERENTIATOR ON THAT SIDE? ARE TRANS UNION LOOKING TO DO THIS OR HAVE ANY ACCESS TO EMPLOYMENT-TYPE DATA OR WILL THIS MAKE YOU ALL, HANDS AND FEET ABOVE YOUR COMPETITORS WHO HAVE BEEN SIMILAR IN THE PAST?

>>RICK: THAT IS A GREAT QUESTION. I THINK OF OURSELVES AND WE HAVE MANY INDICATIONS FROM EXTERNAL SOURCES THAT WOULD VERIFY THIS. WE ARE DIFFERENT THAN TRANSUNION. SOME OF OUR PEOPLE ARE THE BEST IN THIS INDUSTRY IN THE WORLD AND PEOPLE CAN MAKE A HUGE DIFFERENT IN DIFFERENTIATING PROPOSITION TO THE CUSTOMER. NUMBER TWO WE PRIDE OURSELVES AND TECHNOLOGY. WE ARE A TECHNOLOGY COMPANY. WE HAVE GREAT TECHNOLOGY. WE WERE AWARDED BY INFORMATION WEEK WHICH TYPICALLY RATES TOP INNOVATORS IN THE USE OF TECHNOLOGY ACROSS ANY SECTOR, AND THE YEAR BEFORE LAST WE WERE RANKED NUMBER THREE BY

INFORMATION WEEK 500 AS AN INNOVATOR USE OF TECHNOLOGY.

THIRD IS WE HAVE INVESTED HEAVILY IN AN AREA WE CALL PREDETECTIVE SCIENTISTS WHICH IS BUNCH OF SCIENTISTS THAT ANALYZE DATA AND SOLVE PROBLEM WAS CUSTOMERS REAL-TIME. THAT IS A HUGE DIFFERENCE AS WELL. YES, TO THE LAST QUESTION, I DO THINK THAT THE COMBINATION OF TALX AND EQUIFAX WHEN BRINGING PRODUCT SOLUTIONS TO CUSTOMERS TO SOLVE PROBLEMS CREATE AS DIFFERENTIATED VALUE PROPOSITION THAT TU CAN OFFER. THAT'S WHY WE ARE EXCITED ABOUT TALX.

>>Operator: WE HAVE A QUESTION FROM HEIDI BETHEL. PLEASE GO AHEAD.

>> MY NAME IS TAMMY ROBINSON AND MY QUESTION GOES TO THE TALX STOCKS. YOU SAID FROM THE AMOUNT THAT YOU SAY YOU ARE GOING TO PAY BACK, IF YOU ARE PURCHASING STOCK AT A HIGHER RATE THAN WHAT YOU ARE GOING TO GIVE IT TO US AT, WHERE WILL

THAT DIFFERENCE GO AND WILL THE PAYROLL DEDUCTIONS CONTINUE UNTIL YOU CLOSE?

>>BILL: WELL, YOU KNOW THAT THE EMPLOYEE STOCK PURCHASE PLAN GIVES YOU THE LOWEST PRICE EITHER ON THE FIRST DAY OF THE QUARTER OR THE LAST DAY OF THE QUARTER. IF YOU HAPPEN TO BE PURCHASING STOCK AT A PRICE HIGHER THAN WHAT THE MARKET IS BEARING TODAY, WE'RE SORRY. SOMEBODY PAID $38 FOR A SHARE OF STOCK LAST NIGHT IN AFTER-HOURS TRADING IT TRADED UP TO 38 FOR SOME STRANGE REASON, UNFORTUNATELY, THOSE PEOPLE PROBABLY WON'T EVER GET THAT MONEY OUT. BUT THOSE ARE JUST THE STOCK MARKET AND IF YOU ARE IN A POSITION WHERE YOUR PRICE ON THE EMPLOYEE STOCK PURCHASE PLAN IS HIGHER THAN $35.50 A SHARE, YOU'RE GOING TO HAVE A LITTLE LOSS IN THE PURCHASE THAT YOU MAKE. SORRY TO TELL YOU THAT, BUT THAT'S TRUE.

THERE IS NO OTHER QUESTION I SEE HERE IN THIS ROOM. I GOT ONE IN THIS ROOM. SARAH?

>> (INAUDIBLE).

>>RICK: AS FAR AS HOW MUCH THE DATA ENHANCES IT OR WHAT PERCENTAGE OF ALL THE FILES? IT IS PRETTY SIGNIFICANT. IT IS A BIG PORTION WOULD COME FROM ENHANCING THE ABILITY TO SCORE A THIN FILE. I DON'T REMEMBER THE EXACT NUMBER. IT IS PRETTY BIG.

>>BILL: ON THE PHONE?

>>Operator: WE HAVE A QUESTION FROM PETE GURVIS. PLEASE GO AHEAD.

>> HI. I WAS QUESTIONING ABOUT THE 401(k). WHO IS THE BUSINESS THAT ACTUALLY DOES ALL THE INVESTING FOR US? WHO WILL BE DOING IT?

>>BILL: IT IS A. G. EDWARDS NOW. WHO THEY USE FOR THEIR FUNDS, FIDELITY.

>>RICK: I THINK IT IS FIDELITY. DON'T HOLD ME TO THAT BUT I THINK IT IS FIDELITY.

>>BILL: ANYTHING MORE ON THE PHONE?

>>Operator: YES, WE HAVE A QUESTION FROM FEONA MORAN. PLEASE GO AHEAD.

>>BILL: HI.

>> HI. IT WAS BRUCE BURGESS AND HE LEFT THE ROOM TO TRY TO CALL THROUGH ON HIS CELL PHONE.

>>BILL: TIME FOR ONE MORE HERE IN THIS ROOM AND IT IS CRAIG.

>> (INAUDIBLE).

>>BILL: NO. WE DO NOT EXPECT TO LOSE ANY CLIENTS THROUGH THIS AT ALL.

>> (INAUDIBLE).

>>Operator: BRUCE IS ON THE PHONE. WOULD YOU LIKE TO TAKE HIS QUESTION?

>>BILL: JUST A MINUTE. WE ARE ANSWERING A QUESTION HERE. DO WE EXPECT TO LOSE ANY CLIENTS AS A RESULT OF THIS AND THE ANSWER IS NO. NEITHER EXPERIAN OR TRANSUNION EVEN THOUGH THEY HAVE

TRIED TO BECOME CLIENTS OF OURS, TO MY KNOWLEDGE THEY ARE NOT TODAY. ANYBODY ELSE HAVE ANY INFORMATION ABOUT THAT? NO, I DON'T THINK THEY ARE A CLIENT. BRUCE?

>> GOOD MORNING. I READ YOUR E-MAIL LAST NIGHT ABOUT 5:53 AND THIS, OBVIOUSLY, IS ON THE UC SIDE AND CONTRACTS THAT ARE SITTING OUT THERE THAT SAY (INAUDIBLE). 5:53 I GOT YOUR E-MAIL 9:05 FROM A PROCUREMENT PERSON WHO HAS SIGNED AND SENT A THREE-YEAR CONTRACT AND AN INDIVIDUAL WHO HAS SENT A FIVE-YEAR CONTRACT, NOW THAT I HAVE HEARD THAT YOU ARE AROUND FOR AT LEAST THREE YEARS.

THEIR QUESTION WAS SIMPLE: WHAT DOES THAT MEAN TO US UNDER THE CONTRACT TERMS WE JUST SIGNED? I'M HOPING IT MEANS ONLY GOOD AND NOTHING DETRIMENTAL.

>>BILL: THAT'S EBBS ACTUALLY WHAT YOU SHOULD SAY.LY LET RICK RESPOND, TOO.

>>RICK: I AGREE. BILL IS SOMEONE WHO SAID -- PLAY AS LOT OF HIGH INJURY AND LOVE FOR THIS COMPANY AND WILL STAY AROUND AS LONG AS HE LIKES AND CONTINUES TO DELIVER WHICH IS TRUE WITH ALL OF OUR EMPLOYEES.

>>BILL: INCIDENTALLY, MY CONTRACT, LIKE MANY, STARTS TODAY WITH A THREE-YEAR TERM. TOMORROW IT STARTS TOMORROW WITH A THREE-YEAR TERM BECAUSE IT HAS A CLAUSE THAT'S CALLED EVER GREEN IN IT. SO UNTIL SOMEBODY SAYS BILL, WE DON'T WANT YOU AROUND THREE YEARS FROM NOW, MY THREE YEARS IS ALWAYS GOING TO BE THREE YEARS, JUST LIKE MANY PEOPLE IN THIS ROOM WHO HAVE EMPLOYMENT CONTRACTS.

>> THANK I.

>>RICK: ON BEHALF OF THE 4900 EMPLOYEES AROUND THE WORLD THAT REPRESENT EQUIFAX, IT IS GREAT TO SPEND SOME TIME WITH YOU. WE ENJOYED YOUR QUESTIONS AND LOOK FORWARD TO GETTING TO KNOW

YOU EACH INDIVIDUALLY BETTER IN THE COMING MONTHS AND YEARS AND YOUR CUSTOMERS AS WELL. A LOT OF WORK TO BE DONE, OBVIOUSLY, BETWEEN NOW AND CLOSE. MOST IMPORTANTLY ONE WORD OF ADVICE I COULD GIVE YOU IS THE SAME ADVICE I GIVE OUR EMPLOYEES AT EQUIFAX. THAT IS THAT THE SHAREHOLDERS HAVE HIGH EXPECTATIONS. WE CAN'T ALAW THIS TO DISTRACT US. THEY EXPECT YOU TO DELIVER A SOLID FOURTH QUARTER AND SOLID FIRST QUARTER AND EQUIFAX A SOLID FIRST HALF OF 2007. IF WE DO THAT, STAY FOCUSED ON THE CUSTOMERS AND DELIVERING, THE REST WILL TAKE CARE OF ITSELF. THANKS FOR YOUR TIME. BILL, I LOOK FORWARD TO WORKING WITH YOU IN THE FUTURE.

>>BILL: ME, TOO. MY CLOSING REMARKS ARE YOU HAVE A CHOICE OF CHOOSING YOUR ATTITUDE. PART OF THE FISH DEAL. YOU CAN CHOOSE TO BE GLUM ABOUT THIS WITH YOUR FELLOW EMPLOYEES OR WITH YOUR CLIENTS OR FRIENDS OR YOU CAN CHOOSE TO BE EXCITED ABOUT IT. THE CHOOSE IS YOURS. I'VE CHOSEN TO BE

EXCITED ABOUT IT. I HAVE CHOSEN TO BE HERE FOR AS LONG AS I AM GOING TO BE HERE BECAUSE I LOVE IT AND I DON'T THINK THAT YOU ALL SHOULD THINK ANY DIFFERENTLY. IT IS YOUR CHOICE. I WOULD ENCOURAGE YOU TO MAKE THE RIGHT ONE. THANKS FOR YOUR TIME TODAY. I LOOK FORWARD TO SEEING YOU TOMORROW IN THE SAME PLACE, SALE STATION.

(APPLAUSE).

>>Operator: LADIES AND GENTLEMEN, THAT DOES CON CLUES YOUR CONFERENCE FOR TODAY. THANK YOU FOR YOUR PARTICIPATION AND FOR USING AT&T EXECUTIVE TELL CONFERENCE SERVICE. YOU MAY NOW DISCONNECT.

THIS TEXT IS BEING PROVIDED IN A ROUGH DRAFT FORMAT. COMMUNICATION ACCESS REALTIME TRANSLATION (CART) IS PROVIDED IN ORDER TO FACILITATE COMMUNICATION ACCESSIBILITY AND MAY NOT BE A TOTALLY VERBATIM RECORD OF THE PROCEEDINGS.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC. Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of TALX. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov). Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com). Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com. Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.